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                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                   OMB Number:        3235-0145
                                                   Expires:     August 31, 1999
                                                   Estimated average burden
                                                   Hours per response ... 14.90
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (AMENDMENT NO. 1)


                            PATHOGENESIS CORPORATION
                     ---------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     ---------------------------------------
                         (Title of Class of Securities)


                                    70321E104
                     ---------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [X]    Rule 13d-1(c)

        [ ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3/98)

-------------------                                            -----------------
CUSIP NO. 70321E104                     13G                    PAGE 2 OF 7 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paul G. Allen
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
  NUMBER OF                    -0- shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     822,500 shares(1)
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   -0- shares
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               822,500 shares(1)
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          822,500 shares(1)
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 70321E104                     13G                    PAGE 3 OF 7 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Vulcan Ventures Incorporated        IRS ID No. 91-1374788
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Washington
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
  NUMBER OF                    -0- shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     822,500 shares(1)
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   -0- shares
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               822,500 shares(1)
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          822,500 shares(1)
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).     NAME OF ISSUER:      Pathogenesis Corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                            201 Elliott Avenue West
                            Seattle, Washington 98119


ITEM 2(a).     NAME OF PERSON FILING:  Paul G. Allen  and
                                       Vulcan Ventures Incorporated

ITEM 2(b).     ADDRESS OF PRINCIPAL  BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      110 - 110th Avenue N.E.
                      Bellevue, Washington  98004

ITEM 2(c).     CITIZENSHIP:  Paul G. Allen is a citizen of the United States of
                             America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.


ITEM 2(d).     TITLE OF CLASS OF SECURITIES:  Common  Stock,
                                              $0.001 par value per share.

ITEM 2(e).     CUSIP NUMBER: 70321E104


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)    [ ]  Broker or dealer registered under Section 15 of the Exchange
                    Act;

        (b)    [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c)    [ ]  Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act;

        (d)    [ ]  Investment company registered under Section 8 of the
                    Investment Company Act;

        (e)    [ ]  An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

        (f)    [ ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g)    [ ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h)    [ ]  A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

        (i)    [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)    [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4.        OWNERSHIP

        (a)    Amount Beneficially Owned:  822,500 (1)

        (b)    Percent of Class:  5%(1)

        (c)    Number of Shares as to which Such Person has:

               (i)    sole power to vote or to direct the vote                  -0- shares
               (ii)   shared power to vote or to direct the vote                822,500 shares (1)
               (iii)  sole power to dispose or to direct  the disposition of    -0- shares
               (iv)   shared power to dispose  or to direct the disposition of  822,500 shares (1)

------------------
        (1) Percentages are based upon 16,446,567 shares of Common Stock issued and outstanding on November 12, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1999. All shares beneficially owned by Paul G. Allen are held indirectly through Vulcan Ventures Incorporated, a company owned 100% by Mr. Allen.


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


ITEM 6.        OWNERSHIP  OF MORE THAN FIVE  PERCENT ON BEHALF OF
               ANOTHER PERSON

               Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.


ITEM 10.       CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            VULCAN VENTURES
                                            INCORPORATED



        February 11, 2000                   By:  /s/ William D. Savoy
                                                --------------------------------
                                                 William D.
                                                 Savoy, Vice
                                                 President


        February 11, 2000                                   *
                                            ------------------------------------
                                            Paul G. Allen


                                           *By:  /s/ William D. Savoy
                                                --------------------------------
                                           William D. Savoy as Attorney-in Fact
                                           for Paul G. Allen pursuant to a Power
                                           of Attorney filed on August 30, 1999,
                                           with the Schedule 13G of Vulcan
                                           Ventures Incorporated and Paul G.
                                           Allen for Pathogenesis, Inc. and
                                           incorporated herein by reference.

                                  EXHIBIT INDEX



EXHIBIT                                 DESCRIPTION
---------                               ------------
 99.1        Joint Filing Agreement filed on August 30, 1999, with the Schedule
             13G of Vulcan Ventures Incorporated and Paul G. Allen for the
             Issuer. (Incorporated herein by reference.)

 99.2 Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for the Issuer.
             (Incorporated herein by reference.)



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